Exhibit 99.46

Enthusiast Gaming to Present at LD Micro Virtual Investor Conference

TORONTO, Aug. 26, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that the Company will be participating in the virtual LD Micro 500 investor conference September 1-4, 2020. Adrian Montgomery, Enthusiast Gaming’s CEO will be presenting on Thursday, September 3rd at 1pm ET. The Company will also be participating in one-on-one investor meetings.

To find out more about the conference or to request a meeting with Management, visit the website (https://ld500.ldmicro.com).

About LD Micro

LD Micro is a leading information platform and independent resource for the microcap space. Founded in 2006, LD Micro started as a newsletter highlighting unique companies, and has grown into the leading small cap investor resource and pre-eminent event platform in the sector. The LD Micro investor conference series are some of the largest small cap, investor focused conferences in the United States with 100’s of presenting companies and thousands of attendees. The upcoming “500” event in September is LD Micro’s most ambitious conference yet, and the first event that is accessible to everyone. For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.